FOR IMMEDIATE RELEASE

         NEWS RELEASE

SUMMER DRILLING TO COMMENCE ON CREE EAST URANIUM TARGETS

Vancouver, Canada, July 8th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce the approval by its Korean Consortium joint venture partners of a Cdn$1.68 million budget to undertake further drilling and geophysics at the Cree East Project during the summer of 2008.  This program will follow-up on significant uranium targets identified in this past winter’s exploration drilling.

The Cree East Project is situated in the southeastern Athabasca Basin, approximately 25 km northwest of the Key Lake uranium mine, and 20 km south-west of Cameco Corp.'s Millennium uranium deposit.  The Project’s claims were originally staked by CanAlaska in 2004 and cover 559 sq. km. of the Wollaston-Mudjatik domain rocks.  The depth to unconformity varies from 250 metres in the south to an inferred 800 metres in the north.  From geophysical evidence and past drilling, there appears to be a number of step structures at the unconformity boundary and in the basement.

A successful winter drilling program conducted in March and April 2008 identified intense alteration zones in the cores of all drill holes - CRE-001 and CRE 002 at site A and CRE-003 to CRE-007 at site C.  These two zones show strong hydrothermal mineralizing systems coincident with airborne and ground geophysical anomalies.  Intense fracturing in the rock and clay alteration forced the drillers to abandon five of the seven winter drill holes before reaching the basement.  The summer 2,500 metre drill program will use new drilling techniques and will continue with the program at site A as well as exploring additional land-based targets at sites B,D,E,F and G (see map attached).  The mobilization of the drill will commence in early August and drilling operations are scheduled for all of August and September.  Seismic surveys will also be carried out in the vicinity of site C, as well as other lake- covered targets during the summer season.

CanAlaska Korea Uranium Ltd. is presently a joint venture owned 82.6% by the Company and 17.4% by the Korean Consortium, which comprises Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.  The Korean Consortium may earn an aggregate 50% interest in the joint venture by funding Cdn$19.0 mil. towards exploration of the Cree East Project.  Together with the approval of the summer budget, funding provided by the Korean Consortium to the Project now totals Cdn$5.3 mil.

The Technical Person for this news release is Peter G. Dasler, P. Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$45 million in exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

July 8th, 2008